EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Reports 2018 Financial Results

TAIPEI, Taiwan, April 30, 2019 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2018.  Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2018 Financial Results (Ended December 31, 2018), and 2017 comparative results

	FY 2018	FY 2017	CHANGE
Revenues	$425.9 million	$425.2 million	0.2%
Operating Profit/(Loss)	$8.7 million	$16.6 million	(47.7)%
Net Income/(Loss)	$2.9 million	$8.7 million	(66.4)%
EPS (1)	$0.21	$0.63	(66.7)%

(1) Earnings per share are based on 13.82 million shares issued and outstanding in each of FY 2018 and FY 2017.

Full Year 2018 Results

Revenues for the twelve months ended December 31, 2018, were $425.9 million, an increase of 0.2%, from $425.2 million in the prior year.  The increase was primarily attributable to both a 3.4% revenue increase in the Thailand region due to the appreciation of the Baht against the US dollar and also a 2.1% revenue increase in the North Asia region due to an increase in copper price.  Revenues in the Company’s ROW region decreased by 7.1%, primarily due to pressures on pricing and sales volume caused by more intense competition from the products imported from China.  The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand and Thai exports; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the twelve months ended December 31, 2018 decreased by 47.6% to $8.7 million from $16.6 million in the same period last year.  Operating margin decreased by 47.8%, declining from 3.9% in 2017 to 2.0% in 2018.  In the Thailand region, operating margin declined slightly, which was attributable primarily to a mix of increased sales of lower margin products, decreased sales of higher margin products, and increased payroll expenses.  In the North Asia region, operating margin increased primarily due to decreased costs and expenses related to the cessation of operations at Ningbo Pacific Cable Co., Ltd (“Ningbo”). The ROW region’s operating margin decrease in 2018 was primarily attributable to a decrease in revenue.

Selling, general and administrative expenses for 2018 were $26.9 million, compared to $27.3 million reported in 2017. Operating profit was $8.7 million, compared to operating income of $16.6 million in 2017.

Net income attributable to APWC shareholders was $2.9 million for the full year of 2018, compared to net income of $8.7 million in 2017, primarily attributable to a decline in operating income due to the sale of the Ningbo facility, and due to a decrease in exchange rate gains.  Net income per share was $0.21 in 2018, while a net income of $0.63 per share was reported for 2017.  The weighted average number of shares issued and outstanding was 13.82 million in each of 2018 and 2017.

Financial Condition

APWC reported $60.8 million in cash and cash equivalents as of December 31, 2018, compared to cash and cash equivalents of $46.1 million as of December 31, 2017.

Current assets totaled $254.1 million as of December 31, 2018, compared to $283.0 million as of December 31, 2017. Working capital was $182.4 million as of December 31, 2018.  Short term bank loans were $24.8 million at December 31, 2018, down from $41.2 million at the end of 2017.  The Company had no long-term debt outstanding at December 31, 2018. Shareholder's equity attributable to APWC was $150.0 million as of December 31, 2018, compared to $153.3 million as of December 31, 2017.

APWC generated $40.6 million in cash from operating activities during the twelve months ended December 31, 2018, compared to $16.4 million in cash used by operating activities during the corresponding period in 2017. The Company slightly reduced capital expenditures to $4.4 million in 2018, compared to $4.9 million in 2017.

We encourage shareholders to review our Annual Report for the year ended December 31, 2018, which is on file with the SEC, and to visit the Company’s website (www.APWCC.com)  for further information.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Partner & Senior Account Manager Phone: +1-212-989-9899 Email: lisa@asiaalphair.com Web: https://asiaalphair.com/